UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 21, 2022, ADC Therapeutics SA (the “Company”) and Swedish Orphan Biovitrum AB (Sobi®) today announced the European Commission (EC) has granted conditional marketing authorization for the use of ZYNLONTA® (loncastuximab tesirine) for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL). The approval follows a positive opinion issued in September by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA). Sobi expects to commence launching ZYNLONTA upon completion of the marketing authorization transfer.

The EC decision is valid in all European Union Member States, Iceland, Norway, and Liechtenstein. The EC granted conditional marketing authorization for ZYNLONTA for this indication and continued approval may be contingent upon verification in a confirmatory trial. As a routine part of the marketing authorization process, the EMA’s Committee for Orphan Medicinal Products reviewed ZYNLONTA’s orphan designation and decided not to uphold it.

The Company issued a press release in connection with the foregoing, which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256807, 333-267293 and 333-267295) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: December 21, 2022

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 21, 2022